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my name is Chalet mirzai I am one of the

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co-founders of the honeybee Collective

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based in Denver Colorado so I would best

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describe the honeybee Collective

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um in you know this is how we describe

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it on our packaging on our website

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um is really our our kind of three main

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points of our business are

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um employee-owned Community Driven and

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sustainable and those are the pillars

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that we really stand behind in

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everything that we do with the honeybee

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Collective whether that's our product

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our packaging the way we've structured

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the business as an employee-owned

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company the way we Source you know

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sun-grown cannabis we really strive for

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our packaging to be a sustainable

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um and recycle endlessly recyclable or

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compostable as possible and then

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Community Driven really points to how we

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reach out to our community to our

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consumers for feedback on what they're
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looking for in a company what they're
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looking for in a product where they
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might want to find our product
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um even our name the honeybee collector
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div came from a survey that we put out
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to potential new consumers to see you
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know what name resonated best with them
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and you know they started telling back
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the story of what honeybee Collective
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means to them so that that became our
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name what we're really trying to do with
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the honeybee Collective is to fill a gap
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that we're seeing in the industry of
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creating products for the consumer based
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off of what the consumer wants not what
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we're just assuming that they want so
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you know we've solicited several surveys
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to ask for feedback everything from
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um you know how they you know what what
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size packaging they might want what kind
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of products they utilize the most where

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they're purchasing their products um how
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might you know the shopping experience
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be made better for them more
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approachable more accessible
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um so I think that's one of the areas
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that makes us unique is that we're
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really looking at it from a consumer
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driven lens
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um we are also really pushing on
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sustainability both from a product and a
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packaging point of view so we are
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sourcing Sun grown cannabis which which
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is really great quality but also is a
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lot more environmentally friendly to be
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growing something Outdoors rather than
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indoors with a lot of light and a lot of
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um chemicals and things like that
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um and then our packaging we really you
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know looked for it to be as sustainable
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as possible we went with aluminum and
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compostable tubes the compostable tubes
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we wanted them to be home compostable so

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that anyone could compost them it didn't
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have to be a um a big compostable stream
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that maybe your city doesn't have
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available to you and then aluminum is
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the most recyclable and it's endlessly
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recyclable and it can be thrown into
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most recycling bins at home most
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commercial recycling centers will take
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aluminum so those are a couple of things
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that we we really wanted to aim to have
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in our products because our consumers
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told us that that was really important
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for them was that as they're consuming
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cannabis they want to make sure that
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it's going to be as sustainable as
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possible